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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 10)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(Cusip Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 36 Pages)

CUSIP No. 629579 20 02			13D	Page 2 of 36

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO- See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,624

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 36,624

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 508,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 3 of 36

1.	Name of Reporting Person: Victoire G. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 36,624

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 508,995

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 508,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 4 of 36

1.	Name of Reporting Person: Helen R. Butler		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 5 of 36

1.	Name of Reporting Person: Clara T. Rankin Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 6 of 36

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 83,503

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 83,503

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 7 of 36

1.	Name of Reporting Person: Matthew M. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 8 of 36

1.	Name of Reporting Person: James T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 9 of 36

1.	Name of Reporting Person: Claiborne R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 88,058

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 88,058

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,429

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 10 of 36

1.	Name of Reporting Person: Chloe O. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 88,058

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 560,429

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 560,429

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 11 of 36

1.	Name of Reporting Person: Chloe R. Seelbach		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 12 of 36

1.	Name of Reporting Person: Claiborne R. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 13 of 36

1.	Name of Reporting Person: Roger F. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 108,698

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 108,698

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 581,069

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 14 of 36

1.	Name of Reporting Person: Martha S. Kelley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: --0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 15 of 36

1.	Name of Reporting Person: Susan Sichel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 16 of 36

1.	Name of Reporting Person: Theodore D. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,497

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 12,497

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,497

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 17 of 36

1.	Name of Reporting Person: Britton T. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,495

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 7,495

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 18 of 36

1.	Name of Reporting Person: Frank F. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 19 of 36

1.	Name of Reporting Person: Corbin Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 83,053

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 555,874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 20 of 36

1.	Name of Reporting Person: Alison A. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 108,698

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 581,069

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 581,069

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 21 of 36

1.	Name of Reporting Person: John C. Butler, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 22 of 36

1.	Name of Reporting Person: David Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 23 of 36

1.	Name of Reporting Person: Scott W. Seelbach		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 20 02			13D	Page 24 of 36

1.	Name of Reporting Person: Alfred M. Rankin, Jr., as Trustee of Clara T. Rankin's Qualified Annuity Interest Trust 2004 A		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629579 20 02			13D	Page 25 of 36

1.	Name of Reporting Person: Alfred M. Rankin Jr., as Trustee of Clara T. Rankin's Qualified Annuity Interest Trust 2004 B		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 472,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629579 20 02			13D	Page 26 of 36

1.	Name of Reporting Person: Elizabeth B. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO-See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

     The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the “Schedule 13D”) and as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the Schedule 13D filed on November 26, 1996, as amended by Amendment No. 4 to the Schedule 13D filed on January 10, 1997, as amended by Amendment No. 5 to the Schedule 13D filed on March 19, 1997, as amended by Amendment No. 6 to the Schedule 13D filed on March 25, 1999, as amended by Amendment No. 7 to the Schedule 13D filed on March 30, 2000, as amended by Amendment No. 8 to the Schedule 13D filed on February 14, 2001, and as amended by Amendment No. 9 to the Schedule 13D filed on February 14, 2002 (collectively, the “Filings”), on behalf of certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

            (a) The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

HELEN R. BUTLER. Mrs. Butler’s business address is Aloha Hive, 2968 Lake Morey Road, Fairlee, Vermont 05045. She is a director at Camp Aloha Hive.

            (b) The statements under the heading Thomas R. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

THOMAS R. RANKIN. Mr. Rankin’s business address is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23226. He is the owner of Cross-Country Marketing.

            (c) The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

MATTHEW M. RANKIN. Mr. Rankin’s business address is 230 North Elm Street, P.O. Box 21048, Greensboro, North Carolina 27420. He is a portfolio manager at Wachovia Bank.

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            (d) The statements under the heading Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CHLOE R. SEELBACH. Mrs. Seelbach’s business address is 436 West Roslyn Place, Apartment 3, Chicago, Illinois 60614. She is a project manager with KLI Learning Corporation.

            (e) The statements under the heading Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CLAIBORNE R. RANKIN, JR. Mr. Rankin’s business address is One South Wacker Drive, 35th Floor, Chicago, Illinois 60606. He is a marketing associate at Stein Roe Investment Counsel.

            (f) The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

FRANK F. TAPLIN. Mr. Taplin’s resident address is P.O. Box 69677, Los Angeles, California 90087. He is self-employed.

            (g) The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

THEODORE D. TAPLIN. Mr. Taplin’s resident address is 121 Lower Terrace, San Francisco, California 94114. He is a consultant for a non-profit arts organization.

            (h) The statements under the heading Scott W. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

SCOTT W. SEELBACH. Mr. Seelbach’s business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124. He is a student.

            (i) After the paragraph describing Mr. Seelbach’s address, which appears in Amendment No. 9, insert the following information with respect to the New Reporting Persons:

ALFRED M. RANKIN, JR., AS TRUSTEE OF CLARA T. RANKIN’S QUALIFIED ANNUITY INTEREST TRUST 2004 A. Mr. Rankin, a Reporting Person, acts as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A (the “2004 A Trust”). Mr. Rankin’s business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124. He is Chairman, President and Chief Executive Officer of the Company, which is a holding company whose principal operating subsidiaries function in three principal businesses: lignite mining, lift trucks and housewares.

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ALFRED M. RANKIN, JR., AS TRUSTEE OF CLARA T. RANKIN’S QUALIFIED ANNUITY INTEREST TRUST 2004 B. Mr. Rankin, a Reporting Person, acts as trustee of Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B (the “2004 B Trust”). Mr. Rankin’s business address is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124. He is Chairman, President and Chief Executive Officer of the Company, which is a holding company whose principal operating subsidiaries function in three principal businesses: lignite mining, lift trucks and housewares.

ELIZABETH B. RANKIN. Mrs. Rankin’s business address is 1122 Birch Tree Way, Greensboro, North Carolina 27410. She is a pharmaceutical Sales Representative with Merck Pharmaceuticals.

     Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

            (a) The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and deleted and replaced in their entirety by the following:

ALFRED M. RANKIN, JR. Mr. Rankin has sole power to vote and dispose of 36,624 shares of Class B Common and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 508,995 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 31.4% of the Class B Common outstanding as of December 31, 2002.

            (b) The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and deleted and replaced in their entirety by the following:

VICTOIRE G. RANKIN. Mrs. Rankin has shared power to vote 36,624 shares of Class B Common and shared power to dispose of 472,371 shares of Class B Common. Collectively, the 508,995 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 31.4% of the Class B Common outstanding as of December 31, 2002.

            (c) The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

HELEN R. BUTLER. Mrs. Butler has no power to vote or dispose of any shares of Class B Common.

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            (d) The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CLARA T. RANKIN WILLIAMS. Mrs. Williams has no power to vote or dispose of any shares of Class B Common.

            (e) The statements under the heading Thomas T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

THOMAS T. RANKIN. Mr. Rankin has the sole power to vote and dispose of 83,503 shares of Class B Common and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 555,874 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 34.2% of the Class B Common outstanding as of December 31, 2002.

            (f) The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

MATTHEW M. RANKIN. Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

            (g) The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

JAMES T. RANKIN. Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

            (h) The statements under the heading Claiborne R. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CLAIBORNE R. RANKIN. Mr. Rankin has the sole power to vote and dispose of 88,058 shares of Class B Common and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 560,429 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 34.5% of the Class B Common outstanding as of December 31, 2002.

            (i) The statements under the heading Chloe O. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CHLOE O. RANKIN. Mrs. Rankin has shared power to vote 88,058 shares of Class B Common and shared power to dispose of 560,429 shares of Class B Common. Collectively, the 560,429 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 34.5% of the Class B Common outstanding as of December 31, 2002.

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            (j) The statements under the heading Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CHLOE R. SEELBACH. Mrs. Seelbach has no power to vote or dispose of any shares of Class B Common.

            (k) The statements under the heading Claiborne R. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CLAIBORNE R. RANKIN, JR. Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

            (l) The statements under the heading Roger F. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

ROGER F. RANKIN. Mr. Rankin has the sole power to vote and dispose of 108,698 shares of Class B Common, and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 581,069 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 35.8% of the Class B Common outstanding as of December 31, 2002.

            (m) The statements under the heading Martha S. Kelly, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

MARTHA S. KELLY. Ms. Kelly has no power to vote or dispose of any shares of Class B Common.

            (n) The statements under the heading Susan Sichel, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

SUSAN SICHEL. Ms. Sichel has no power to vote or dispose of any shares of Class B Common.

            (o) The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

THEODORE D. TAPLIN. Mr. Taplin has the sole power to vote and to dispose of 12,497 shares of Class B Common, which constitute approximately 0.8% of the Class B Common outstanding as of December 31, 2002.

            (p) The statements under the heading Britton T. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

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BRITTON T. TAPLIN. Mr. Taplin has the sole power to vote and dispose of 7,495 shares of Class B Common, which constitute approximately 0.5% of the Class B Common outstanding as of December 31, 2002.

            (q) The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

FRANK F. TAPLIN. Mr. Taplin has sole power to vote and to dispose of 15,000 shares of Class B Common, which constitute approximately 0.9% of the Class B Common outstanding as of December 31, 2002.

            (r) The statements under the heading Corbin Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CORBIN RANKIN. Mrs. Rankin has shared power to vote 83,053 shares of Class B Common and shared power to dispose of 555,874 shares of Class B Common. Collectively, the 555,874 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 34.2% of the Class B Common outstanding as of December 31, 2002.

            (s) The statements under the heading Alison A. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

ALISON A. RANKIN. Mrs. Rankin has shared power to vote 108,698 shares of Class B Common and shared power to dispose of 581,069 shares of Class B Common. Collectively, the 581,069 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 35.8% of the Class B Common outstanding as of December 31, 2002.

            (t) The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

JOHN C. BUTLER, JR. Mr. Butler has no power to vote or dispose of any shares of Class B Common.

            (u) The statements under the heading David Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

DAVID WILLIAMS. Mr. Williams has no power to vote or dispose of any shares of Class B Common.

            (v) The statements under the heading Scott W. Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

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SCOTT W. SEELBACH. Mr. Seelbach has no power to vote or dispose of any shares of Class B Common.

            (w) After the paragraph describing Scott W. Seelbach’s interest, which appears in the Filings, the following New Reporting Persons shall be added:

ALFRED M. RANKIN, JR., AS TRUSTEE OF CLARA T. RANKIN’S QUALIFIED ANNUITY INTEREST TRUST 2004 A. Mr. Rankin, as trustee of the 2004 A Trust, has no power to vote or dispose of any shares of Class B Common.

ALFRED M. RANKIN, JR., AS TRUSTEE OF CLARA T. RANKIN’S QUALIFIED ANNUITY INTEREST TRUST 2004 B. Mr. Rankin, as trustee of the 2004 B Trust, shares the power to vote and dispose of 472,371 shares of Class B Common, which constitute approximately 29.1% of the Class B Common outstanding as of December 31, 2002.

ELIZABETH B. RANKIN. Mrs. Rankin has no power to vote or dispose of any shares of Class B Common.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by inserting at the end thereof the following:

     Effective October 24, 2002, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 29 and is incorporated herein in its entirety.

     Effective December 30, 2002, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement pursuant to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 30 and is incorporated herein in its entirety.

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Item 7. Material to be Filed As Exhibits

     Item 7 of the Schedule 13D is hereby amended as follows:

     (Exhibit 29) Amendment to Stockholders’ Agreement, dated as of October 24, 2002, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.

     (Exhibit 30) Amendment to Stockholders’ Agreement, dated as of December 30, 2002, by and among National City Bank, the Company, the Participating Stockholders and the New Participating Stockholders.

     [Remainder of page is intentionally left blank. Signatures begin on next page.]

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SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr.

/s/ Alfred M. Rankin, Jr.
Name: Alfred M. Rankin, Jr.
Attorney-in-Fact for Clara L.T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Frank E. Taplin, Jr.*
Attorney-in-Fact for Margaret E. Taplin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Thomas E. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for National City Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*

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Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified
   Annuity Interest Trust 2004 A
Attorney-in-Fact for Clara T. Rankin’s Qualified
   Annuity Interest Trust 2004 B
Attorney-in-Fact for Elizabeth B. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2, in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, and in Exhibit 30 at pages 6 through 7 of such Exhibit.

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Exhibit 29

AMENDMENT TO STOCKHOLDERS’ AGREEMENT

     This AMENDMENT TO STOCKHOLDERS’ AGREEMENT, dated as of October 24, 2002 (this “Amendment”), by and among National City Bank, (Cleveland, Ohio), as depository (“Depository”), the Participating Stockholders under the Stockholders’ Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware corporation (the “Corporation”), and the new Participating Stockholder identified on the signature page hereto (the “New Participating Stockholder”).

     This Amendment sets forth the terms and conditions on which the New Participating Stockholder will join in and become a party to the Stockholders’ Agreement, dated as of March 15, 1990, as amended (the “Stockholders’ Agreement”). Capitalized terms defined in the Stockholders’ Agreement are used herein as so defined.

     Pursuant to Section 8 of the Stockholders’ Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders’ Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.

     In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:

             1. Representations and Warranties. The New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:

(a) Such New Participating Stockholder is the beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such New Participating Stockholder’s name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders’ Agreement;

(b) Such New Participating Stockholder has the right, power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder’s obligations hereunder and under the Stockholders’ Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other

2

person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;

(c) This Amendment and the Stockholders’ Agreement constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and

(d) The shares of Class B Common Stock owned beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders’ Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).

     2.     Address for Notices. The address for all notices to the New Participating Stockholder provided pursuant to the Stockholders’ Agreement shall be the address set forth below such New Participating Stockholder’s name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.

     3.     Agreement to be Bound by Stockholders’ Agreement. The New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders’ Agreement applicable to Participating Stockholders.

     4.     Beneficiaries. The New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

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     5.     Amendment of Stockholders’ Agreement. The Stockholders’ Agreement is hereby amended to add the New Participating Stockholder as a Participating Stockholder.

     6.     Signature of Amendment by Trusts, Minors and Incompetents.

(a) In order for a trust exclusively (as defined in Section 1.9 of the Stockholders’ Agreement) for the benefit of a Family Member or Members to be considered a Participating Stockholder:

(i) the trustee and all adult beneficiaries of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders’ Agreement or shall sign this Amendment as a Participating Stockholder;

(ii) the trustee and a parent or legal guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or

(iii) the trustee and legal guardian, if any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.

(b) If, at any time, any trust shall have an adult beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders’ Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this

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Amendment and the Stockholders’ Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.

(c) In the case of Class B Common Stock held by a custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

(d) In the case of Class B Common Stock held in the name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

(e) In the case of Class B Common Stock held in the name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.

(f) When a minor described in Section 6(c) or (d) reaches the age of majority, or an incompetent described in Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the

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Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders’ Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.

     7.     Power of Attorney. The undersigned New Participating Stockholder hereby constitutes and appoints Frank E. Taplin, Thomas E. Taplin, Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:

(a) Execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders’ Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

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(b) Execute and deliver any and all Amendments whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders’ Agreement pursuant to Section 8 of the Stockholders’ Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 7. The grant of this power of attorney shall not be affected by any disability of the undersigned New Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, the New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.

     8.     Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

7

     IN WITNESS WHEREOF, the New Participating Stockholder, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this Amendment to be executed in their respective names, all as of the date and year first above written.

8

Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr. Title: Trustee

Address:	5875 Landerbrook Drive Suite 300 Mayfield Heights, Ohio 44124-4017

Number of Shares of
Class B Common Stock

9

Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr. Title: Trustee

Address:	5875 Landerbrook Drive Suite 300 Mayfield Heights, Ohio 44124-4017

Number of Shares of
Class B Common Stock

10

National City Bank, (Cleveland, Ohio)

By: /s/ Leigh H. Carter Name: Leigh H. Carter Title: Vice President

11

NACCO INDUSTRIES, INC

By: /s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr. Title: President and Chief Executive Officer

THE PARTICIPATING STOCKHOLDERS listed in Exhibit A attached hereto and incorporated herein by this reference

By: /s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., Attorney-in-Fact

12

Exhibit A

PARTICIPATING STOCKHOLDERS

1.	Clara L. T. Rankin

2.	Alfred M. Rankin, Jr.

3.	Victorie G. Rankin

4.	Helen Rankin Butler (fka Helen P. Rankin)

5.	Clara T. Rankin Williams (fka Clara T. Rankin)

6.	Thomas T. Rankin

7.	Matthew M. Rankin

8.	James T. Rankin

9.	Claiborne R. Rankin

10.	Chloe O. Rankin

11.	Julia L. Rankin (by Claiborne R. Rankin as custodian)

12.	Chloe R. Seelbach (fka Chloe E. Rankin)

13.	Claiborne R. Rankin, Jr.

14.	Roger F. Rankin

15.	Bruce T. Rankin

16.	Frank E. Taplin

17.	Margaret E. Taplin

18.	Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

19.	Martha S. Kelly

20.	Susan Sichel (fka Susan S. Panella)

21.	Jennifer T. Jerome

22.	Caroline T. Ruschell

23.	David F. Taplin

24.	Thomas E. Taplin

25.	Beatrice B. Taplin

26.	Thomas E. Taplin, Jr.

27.	Theodore D. Taplin

28.	Britton T. Taplin

29.	Frank F. Taplin

30.	Rankin Management, Inc.

31.	Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

32.	The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown.

33.	The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren.

34.	The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren.

35.	The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin.

36.	The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin.

37.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

38.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin.

39.	The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between National City Bank, as co-trustee, and Thomas T. Rankin, as co-trustee, creating a trust for the benefit of Thomas T. Rankin.

40.	The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between National City Bank, as co-trustee, and Claiborne R. Rankin, as co-trustee, creating a trust for the benefit of Claiborne R. Rankin.

41.	The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between National City Bank, as co-trustee, and Roger F. Rankin, as co-trustee, creating a trust for the benefit of Roger F. Rankin.

42.	The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin.

43.	The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin.

44.	The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin.

45.	The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

46.	The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin.

47.	The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin.

48.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams.

49.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler.

50.	Corbin Rankin

51.	Alison A. Rankin

52.	National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin.

53.	Thomas Parker Rankin (by Thomas T. Rankin as custodian)

54.	Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

55.	Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

56.	Rankin Associates II, L.P.

57.	John C. Butler, Jr.

58.	Clara Rankin Butler (by John C. Butler, Jr. as custodian)

59.	The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin.

60.	David B. Williams

61.	Griffin B. Butler (by John C. Butler, Jr. as Custodian)

62.	Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000.

63.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin.

64.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin.

65.	Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000.

66.	The Trust created under the Agreement, dated December 20, 1993, between Matthew M. Rankin, as trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin.

67.	Scott Seelbach

68.	Thomas (Parker) Rankin (by Corbin K. Rankin as Custodian)

69.	Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

70.	Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin

71.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A

72.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B

Exhibit 30

AMENDMENT TO STOCKHOLDERS’ AGREEMENT

     This AMENDMENT TO STOCKHOLDERS’ AGREEMENT, dated as of December 30, 2002 (this “Amendment”), by and among National City Bank, (Cleveland, Ohio), as depository (“Depository”), the Participating Stockholders under the Stockholders’ Agreement, dated as of March 15, 1990, as amended, NACCO Industries, Inc., a Delaware corporation (the “Corporation”), and each new Participating Stockholder identified on the signature pages hereto (each, a “New Participating Stockholder”).

     This Amendment sets forth the terms and conditions on which the New Participating Stockholder will join in and become a party to the Stockholders’ Agreement, dated as of March 15, 1990, as amended (the “Stockholders’ Agreement”). Capitalized terms defined in the Stockholders’ Agreement are used herein as so defined.

     Pursuant to Section 8 of the Stockholders’ Agreement, prior to the acquisition of Class B Common Stock by a Permitted Transferee, the Stockholders’ Agreement may be amended to add a Permitted Transferee as a Participating Stockholder by a writing signed by the Signatories, the Corporation and such Permitted Transferee.

     In consideration of the mutual promises hereinafter set forth and other good and valuable consideration had and received, the parties hereto agree as follows:

            1. Representations and Warranties. The New Participating Stockholder, for such New Participating Stockholder only and not for any other Participating Stockholder, represents and warrants to the other Participating Stockholders and the Corporation as follows:

(a) Such New Participating Stockholder is the beneficial owner of, or simultaneously with the execution hereof will acquire and be deemed to be the beneficial owner of, the shares of Class B Common Stock identified below such New Participating Stockholder’s name on the signature pages hereto (except as otherwise described thereon), and except as otherwise described thereon such New Participating Stockholder does not own of record or beneficially or have any interest in any other shares of Class B Common Stock or any options to purchase or rights to subscribe or otherwise acquire any other shares of Class B Common Stock other than pursuant to the Stockholders’ Agreement;

(b) Such New Participating Stockholder has the right, power and authority to execute and deliver this Amendment and to perform such New Participating Stockholder’s obligations hereunder and under the Stockholders’ Agreement; if this Amendment is being executed by a trustee on behalf of a trust, such trustee has full right, power and authority to enter into this Amendment on behalf of the trust and to bind the trust and its beneficiaries to the terms hereof; if this Amendment is being executed on behalf of a Participating Stockholder Organization, the person executing this Amendment is a duly authorized representative of such Participating Stockholder Organization with full right, power and authority to execute and deliver this Amendment on behalf of such Participating Stockholder Organization and to bind such Participating Stockholder Organization to the terms hereof; the execution, delivery and performance of this Amendment by such New Participating Stockholder will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which such New Participating Stockholder is a party or by which such New Participating Stockholder is bound or require the consent of any other person or any party pursuant thereto; (ii) any organizational, charter or other governance documents (including, without limitation, any partnership agreement, certificate of incorporation, or bylaws) of the New Participating Stockholder, (iii) any judgment, decree or order applicable to such New Participating Stockholder; or (iv) any law, rule or regulation of any governmental body;

(c) This Amendment and the Stockholders’ Agreement constitute legal, valid and binding agreements on the part of such New Participating Stockholder; the shares of Class B Common Stock owned beneficially by such New Participating Stockholder are fully paid and nonassessable; and

(d) The shares of Class B Common Stock owned beneficially by such New Participating Stockholder are now held by such New Participating Stockholder, free and clear of all adverse claims, liens, encumbrances and security interests (except as created by the Stockholders’ Agreement and any Amendments thereto, including this Amendment, and the Restated Certificate).

     2.     Address for Notices. The address for all notices to the New Participating Stockholder provided pursuant to the Stockholders’ Agreement shall be the address set forth below such New Participating Stockholder’s name on the signature pages hereto, or to such other address as such New Participating Stockholder may specify to the Depository.

     3.     Agreement to be Bound by Stockholders’ Agreement. The New Participating Stockholder agrees to be bound by all of the terms and provisions of the Stockholders’ Agreement applicable to Participating Stockholders.

     4.     Beneficiaries. The New Participating Stockholder acknowledges that the Corporation and each Participating Stockholder is a beneficiary of this Amendment.

     5.     Amendment of Stockholders’ Agreement. The Stockholders’ Agreement is hereby amended to add the New Participating Stockholder as a Participating Stockholder.

     6.     Signature of Amendment by Trusts, Minors and Incompetents.

(a) In order for a trust exclusively (as defined in Section 1.9 of the Stockholders’ Agreement) for the benefit of a Family Member or Members to be considered a Participating Stockholder:

(i) the trustee and all adult beneficiaries of such trusts having a current trust interest (as well as all Charitable Organization beneficiaries having a current trust interest) shall have previously signed the Stockholders’ Agreement or shall sign this Amendment as a Participating Stockholder;

(ii) the trustee and a parent or legal guardian, for trusts with minor beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such minor beneficiaries; or

(iii) the trustee and legal guardian, if any, for trusts with incompetent beneficiaries having a current trust interest, shall sign this Amendment on behalf of any such incompetent beneficiaries.

(b) If, at any time, any trust shall have an adult beneficiary (and such beneficiary is not incompetent) having a current trust interest or an ascertainable Charitable Organization beneficiary having a current trust interest and if such beneficiary has not previously signed the Stockholders’ Agreement, then if such beneficiary shall fail or be unable to sign this Amendment for a period of 30 calendar days following notification to such beneficiary of the terms of this

Amendment and the Stockholders’ Agreement by the Depository and following signature of this Amendment by the trustee, the trust shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock held by the trust were then to be converted. The donor of a trust that is revocable by the donor alone, during the lifetime of such donor, shall be considered the only beneficiary thereof so long as such trust is so revocable.

(c) In the case of Class B Common Stock held by a custodian under the Uniform Transfers to Minors Act (or the practical equivalent thereof) for the benefit of a minor Family Member, the custodian shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

(d) In the case of Class B Common Stock held in the name of a minor Family Member, a parent or legal guardian of such minor shall sign this Amendment on behalf of such minor if such minor is to be considered a Participating Stockholder.

(e) In the case of Class B Common Stock held in the name of an incompetent Family Member, the legal guardian of such incompetent shall sign this Amendment on behalf of such incompetent if such incompetent is to be considered a Participating Stockholder.

(f) When a minor described in Section 6(c) or (d) reaches the age of majority, or an incompetent described in Section 6(e) is no longer impaired by such disability and has reached the age of majority, such Family Member shall execute and deliver an Amendment which has been executed and delivered by the

Participating Stockholders (or their attorney-in-fact), the Corporation and the Depository. If such Family Member shall fail or be unable to sign such Amendment for a period of 30 calendar days following notification to such Family Member of the terms of the Stockholders’ Agreement by the Depository, such Family Member shall thereupon cease to be a Participating Stockholder and Section 3.2 of the Stockholders’ Agreement shall then apply as if the shares of Class B Common Stock were then to be converted.

     7.     Power of Attorney. The undersigned New Participating Stockholder hereby constitutes and appoints Frank E. Taplin, Thomas E. Taplin, Alfred M. Rankin, Jr., Dennis W. LaBarre, Thomas C. Daniels, Charles A. Bittenbender, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities to:

(a) Execute any and all statements under Section 13 or Section 16 of the Securities Exchange Act of 1934 of beneficial ownership of shares of Class B Common Stock subject to the Stockholders’ Agreement as amended by this Amendment, including all statements on Schedule 13D and all amendments thereto, all joint filing agreements pursuant to Rule 13d-l(f)(iii) under such Exchange Act in connection with such statements, all initial statements of beneficial ownership on Form 3 and any and all other documents to be filed with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and

(b) Execute and deliver any and all Amendments whereby a Family Member or a Charitable Organization becomes a Participating Stockholder or any other Amendment that does not require approval of 66-2/3 percent of the shares of Class B Common Stock subject to the Stockholders’ Agreement pursuant to Section 8 of the Stockholders’ Agreement, including, without limitation, a change in the depository, thereby granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them, or their substitutes or resubstitutes, may lawfully do or cause to be done by virtue of this Section 7. The grant of this power of attorney shall not be affected by any disability of the undersigned New Participating Stockholder. If applicable law requires additional or substituted language or formalities (including witnesses or acknowledgments) in order to validate the power of attorney intended to be granted by this Section 7, the New Participating Stockholder agrees to execute and deliver such additional instruments and to take such further acts as may be necessary to validate such power of attorney.

     8.     Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument, without production of the others.

     IN WITNESS WHEREOF, the New Participating Stockholders, the Participating Stockholders, the Corporation and the Depository have executed this Amendment or caused this

Amendment to be executed in their respective names, all as of the date and year first above written.

Trust, created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

/s/ John C. Butler, Jr. Name: John C. Butler, Jr. Title: Trustee

Address:	P.O. Box 477 1575 Old Mill Road Gates Mills, Ohio 44040

Number of Shares of
Class B Common Stock

Clara Rankin Butler 2002 Trust, dated November 5, 2002

/s/ John C. Butler, Jr. Name: John C. Butler, Jr. Title: Trustee

Address:	P.O. Box 477 1575 Old Mill Road Gates Mills, Ohio 44040

Number of Shares of
Class B Common Stock

Griffin Bedwell Butler 2002 Trust, dated November 5, 2002

/s/ John C. Butler, Jr. Name: John C. Butler, Jr. Title: Trustee

Address:	P.O. Box 477 1575 Old Mill Road Gates Mills, Ohio 44040

Number of Shares of
Class B Common Stock

Chloe O. Rankin as Custodian for Julia L. Rankin under the Ohio Transfers to Minors Act

/s/ Chloe O. Rankin

Name: Chloe O. Rankin Title: Custodian

Address:	36779 Cedar Road Gates Mills, Ohio 44040

Number of Shares of
Class B Common Stock

/s/Elizabeth B. Rankin Elizabeth B. Rankin

Address:	1122 Birch Tree Way Greensboro, North Carolina 27401

Number of Shares of
Class B Common Stock

National City Bank, (Cleveland, Ohio)

By:	/s/ Leigh H. Carter Name: Leigh H. Carter Title: Vice President

NACCO INDUSTRIES, INC.

By:	/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr. Title: President and Chief Executive Officer

THE PARTICIPATING STOCKHOLDERS listed in Exhibit A attached hereto and incorporated herein by this reference

By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., Attorney-in-Fact

Exhibit A

PARTICIPATING STOCKHOLDERS

1.	Clara L. T. Rankin

2.	Alfred M. Rankin, Jr.

3.	Victorie G. Rankin

4.	Helen Rankin Butler (fka Helen P. Rankin)

5.	Clara T. Rankin Williams (fka Clara T. Rankin)

6.	Thomas T. Rankin

7.	Matthew M. Rankin

8.	James T. Rankin

9.	Claiborne R. Rankin

10.	Chloe O. Rankin

11.	Julia L. Rankin (by Claiborne R. Rankin as custodian)

12.	Chloe R. Seelbach (fka Chloe E. Rankin)

13.	Claiborne R. Rankin, Jr.

14.	Roger F. Rankin

15.	Bruce T. Rankin

16.	Frank E. Taplin

17.	Margaret E. Taplin

18.	Elizabeth E. Brown (by Andrew L. Fabens III, Attorney-in-fact)

19.	Martha S. Kelly

20.	Susan Sichel (fka Susan S. Panella)

21.	Jennifer T. Jerome

22.	Caroline T. Ruschell

23.	David F. Taplin

24.	Thomas E. Taplin

25.	Beatrice B. Taplin

26.	Thomas E. Taplin, Jr.

27.	Theodore D. Taplin

28.	Britton T. Taplin

29.	Frank F. Taplin

30.	Rankin Management, Inc.

31.	Rankin Associates I, L.P. (fka CTR Family Associates, L.P.)

32.	The Trust created under the Agreement, dated December 18, 1963, among National City Bank, as trustee, Clara T. Rankin, Thomas E. Taplin and Frank E. Taplin, for the benefit of Elizabeth E. Brown.

33.	The Trust created under the Agreement, dated December 15, 1976, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of grandchildren.

34.	The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren.

35.	The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, for the benefit of Alfred M. Rankin.

36.	The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin.

37.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.

38.	The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin.

39.	The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin.

40.	The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin.

41.	The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin.

42.	The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin.

43.	The Trust created under the Agreement, dated December 11, 1957, as supplemented, amended and restated, between National City Bank, as trustee, and Frank E. Taplin, for the benefit of Frank E. Taplin.

44.	The Trust created under the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank, as trustee, and Thomas E. Taplin, for the benefit of Thomas E. Taplin.

45.	The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

46.	The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin.

47.	The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin.

48.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams.

49.	The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler.

50.	Corbin Rankin

51.	Alison A. Rankin

52.	National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin.

53.	Thomas Parker Rankin (by Thomas T. Rankin as custodian)

54.	Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

55.	Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor.

56.	Rankin Associates II, L.P.

57.	John C. Butler, Jr.

58.	Clara Rankin Butler (by John C. Butler, Jr. as custodian)

59.	The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin.

60.	David B. Williams

61.	Griffin B. Butler (by John C. Butler, Jr. as Custodian)

62.	Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000.

63.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin.

64.	Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin.

65.	Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000.

66.	The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin.

67.	Scott Seelbach

68.	Thomas (Parker) Rankin (by Corbin K. Rankin as Custodian)

69.	Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)

70.	Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin

71.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A

72.	Clara T. Rankin’s Qualified Annuity Interest Trust 2004 B

73.	Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

74.	Julie L. Rankin (by Chloe O. Rankin as Custodian)

75.	Clara Rankin Butler 2002 Trust, dated November 5, 2002

76.	Griffin Bedwell Butler 2002 Trust, dated November 5, 2002

77.	Elizabeth B. Rankin